REED’S, INC.
13000 SOUTH SPRING STREET
LOS ANGELES, CA 90061

November 19, 2008

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249
Fax: (202) 772-9206

Attn:	John Reynolds, Assistant Director
Damon Colbert, Staff Attorney

Re:	Reed’s, Inc.
Registration Statement on Form S-1
File No. 333-146012

Gentlemen:

Reed’s, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned registration statement be ordered effective at 10:00 a.m. (E.S.T.) on Monday, November 24, 2008 or as soon as practicable thereafter.

The Company acknowledges that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Ruba Qashu at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

REED’S, INC.

/s/ Christopher J. Reed
Christopher J. Reed
Chief Executive Officer